SEC FILE NO. 001-33383
CUSIP NUMBER 86800U104

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form N-SAR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
Super Micro Computer, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
980 Rock Avenue
City, State and Zip Code:
San Jose, California 95131

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Super Micro Computer, Inc. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2015 due to delays in obtaining and compiling information to be included in its Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In connection with the completion of the Company’s quarter-end closing and review procedures and the preparation of its Quarterly Report on Form 10-Q (the “10-Q”), the Company has determined that certain contracts for product extended warranties were recorded as revenue in prior periods instead of being deferred and amortized over the contractual period. The Company expects to make this adjustment in the Form 10-Q as the Company does not expect the change to be material to its previously filed financial statements. The Company expects to file the Form 10-Q no later than five calendar days after its original due date.

The Company’s expectation regarding the timing of the filing of the Quarterly Report and the changes from the press release dated October 22, 2015 are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s, or its independent auditors, inability to complete the work required to file the 10-Q in the time frame that is anticipated or due to unanticipated changes being required in its reported operating results. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Howard Hideshima	(408)	503-8000
(Name)	(Area Code)	(Telephone Number)

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(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Super Micro Computer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2015	By:	/s/ Howard Hideshima
Name: Howard Hideshima
Title: Senior Vice President, Chief Financial Officer

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